SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2009

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: March 4, 2009	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:
In Taiwan R.O.C.	In the U.S.
Dr. S.K. Chen	The Ruth Group
ChipMOS TECHNOLOGIES (Bermuda) LTD.	Joseph Villalta
+886-6-507-7712	+1-646-536-7003
s.k._chen@chipmos.com	jvillalta@theruthgroup.com

ChipMOS SCHEDULES FOURTH QUARTER AND FULL-YEAR 2008 FINANCIAL

RESULTS CONFERENCE CALL

Hsinchu, Taiwan, March 4, 2009 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS) today announced that it will hold a conference call with investors and analysts at 7:00 PM ET on Tuesday, March 24, 2009 (7:00 AM Taiwan time, Wednesday, March 25, 2009) to discuss its fourth quarter and full-year 2008 financial results and management’s outlook for the first quarter 2009.

The news release announcing the fourth quarter and full-year 2008 results will be disseminated after the NASDAQ market closes on March 24, 2009.

The conference call will be webcast on the investor relations section of ChipMOS’ website at www.chipmos.com or may be accessed by dialing +1-201-689-8562. The playback will be available 2 hours after the conclusion of the conference call and will be accessible by dialing +1-201-612-7415. The account number to access the replay is 3055 and the confirmation ID number is 313353.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com/) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.